Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Dated June 17, 2021

Relating to the Preliminary Prospectus Supplement dated June 17, 2021

Registration Statement No. 333-254547

Capstone Increases Previously Announced Bought Deal Offering of Common Stock to $10.0 Million

VAN NUYS, CA, / ACCESSWIRE / June 17, 2021 / -- Capstone Green Energy Corporation (Nasdaq: CGRN) (“Capstone”, or the “Company”), a global leader in carbon reduction and on-site resilient green energy solutions, today announced that, due to demand, the Company and the underwriter have decided to increase the size of the previously announced public offering, and accordingly the underwriter has agreed to purchase on a firm commitment basis 1,904,763 shares of common stock of the Company at a price to the public of $5.25 per share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about June 22, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company has also granted to the underwriter a 30-day option to purchase up to an additional 285,714 shares of common stock at the public offering price, less underwriting discounts and commissions.

The gross proceeds of the offering are expected to be approximately $10,000,000, before deducting underwriting discounts and commissions and offering expenses payable by Capstone and assuming no exercise of the option to purchase additional shares of common stock. Capstone intends to use the net proceeds from the offering for working capital, general corporate purposes and growth initiatives, including organic growth and potential future acquisitions. However, the Company has no present arrangements, agreements or understanding in principle of any such acquisitions.

A shelf registration statement on Form S-3 (File No. 333-254547) relating to the shares of common stock being offered was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 22, 2021, and became effective on April 14, 2021. The offering will be made only by means of a prospectus supplement and accompanying prospectus that form a part of the shelf registration statement. A preliminary prospectus supplement and accompanying prospectus relating to the offering were filed with the SEC and are available on the SEC's website, located at www.sec.gov. Electronic copies of the final prospectus supplement and accompanying prospectus relating to the offering when filed with the SEC, may also be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022, by email at placements@hcwco.com or by phone at (212) 856-5711. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and the other documents that Capstone has filed with the SEC for more complete information about Capstone and the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Capstone:

Capstone Green Energy (www.CapstoneGreenEnergy.com) (NASDAQ: CGRN) is a leading provider of customized microgrid solutions and on-site energy technology systems focused on helping customers around the globe meet their environmental, energy savings, and resiliency goals. Capstone Green Energy focuses on four key business lines. Through its Energy as a Service (EaaS) business, it offers rental solutions utilizing its microturbine energy systems and battery storage systems, comprehensive Factory Protection Plan (FPP) service contracts that guarantee life-cycle costs, as well as aftermarket parts. Energy Conversion Products are driven by the Company’s industry-leading, highly efficient, low-emission, resilient microturbine energy systems offering scalable solutions in addition to a broad range of customer-tailored solutions, including hybrid energy systems and larger frame industrial turbines. The Energy Storage Products business line designs and installs microgrid storage systems creating customized solutions using a combination of battery technologies and monitoring software. Through Hydrogen Energy Solutions, Capstone Green Energy offers customers a variety of hydrogen products, including the Company’s microturbine energy systems.

For customers with limited capital or short-term needs, Capstone offers rental systems. To date, Capstone has shipped over 10,000 units to 83 countries and in FY21, and estimates it saved customers over $217 million in annual energy costs and approximately 397,000 tons of carbon. Total savings over the last three years are estimated at 1,115,100 tons of carbon and $698 million in annual energy savings.

Forward-Looking Statements:

This release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the completion of the public offering and use of proceeds of the public offering as well as expectations for green initiatives and execution on the Company's growth strategy and other statements regarding the Company's expectations, beliefs, plans, intentions, and strategies. The Company has tried to identify these forward-looking statements by using words such as “expect,” “anticipate,” “believe,” “could,” “should,” “estimate,” “intend,” “may,” “will,” “plan,” "goal” and similar terms and phrases, but such words, terms and phrases are not the exclusive means of identifying such statements. Actual results, performance and achievements could differ materially from those expressed in, or implied by, these forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, the following: market and other conditions, the ongoing effects of the COVID-19 pandemic; the availability of credit and compliance with the agreements governing the Company's indebtedness; the Company's ability to develop new products and enhance existing products; product quality issues, including the adequacy of reserves therefor and warranty cost exposure; intense competition; financial performance of the oil and natural gas industry and other general business, industry and economic conditions; the Company’s ability to adequately protect its intellectual property rights; and the impact of pending or threatened litigation. For a detailed discussion of factors that could affect the Company's future operating results, please see the Company's filings with the SEC, including the disclosures under “Risk Factors” in those filings and in the Company’s preliminary prospectus supplement and accompanying prospectus related to the public offering and any other filings with the SEC. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason, except as required by law.

Contact - Investor Relations:

Capstone Green Energy

Investor and investment media inquiries:

(818)-407-3628

ir@CGRNenergy.com